Exhibit 99.2

premium catering (Holdings) Limited Announces CLOSING of Initial Public Offering

SINGAPORE, September 26, 2024 (GlobeNewswire) – Premium Catering (Holdings) Limited (“PC” or the “Company”) (Nasdaq: PC), a food caterer supplying prepared meals to foreign workers in Singapore as well as operating food stalls and providing buffet catering services, today announced the closing of its initial public offering (the “Offering”) of an aggregate 2,000,000 ordinary shares at a public offering price of $4.75 per share for total gross proceeds of $9.5 million, before deducting underwriting discounts and offering expenses. The Company sold 1,650,000 ordinary shares and the selling shareholders sold 350,000 ordinary shares. The Company did not receive any proceeds from any sale of shares by the selling shareholders. The Company is listed on the Nasdaq Capital Market under the ticker symbol “PC.”

The offering was made only by means of a prospectus. Copies of the final prospectus related to the offering may be obtained, when available, by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC , 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, Attention: Jason Diamond or email: investmentbanking@bancroft4vets.com

Bancroft Capital, LLC acted as the sole underwriter for the Offering on a “firm commitment” basis. Schlueter & Associates, P.C. acted as U.S. counsel to the Company and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to the Underwriter in connection with the Offering. The Company received aggregate gross proceeds of US$7,837,500 from the Offering, before deducting underwriting discounts and other related expenses.

Proceeds from the Offering will be used for upgrading the Company’s IT system, automation of its production services, expanding its fleet of delivery trucks, expanding its asset management service, possible strategic acquisitions, marketing and branding, repaying an interest free loan made by a shareholder to the Company for paying of expenses in connection with obtaining a listing of their shares, and general working capital.

A registration statement relating to the sale of these securities was filed with the Securities and Exchange Commission and was declared effective on September 23, 2024 (File Number: 333-279272). This press release shall not constitute an offer to sell nor the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Premium Catering (Holdings) Limited

Premium Catering (Holdings) Limited is a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and has over 11 years of experience in the catering services industry in Singapore. The Group primarily supplies budget prepared meals to foreign construction workers in Singapore. In addition, the Group operates food stalls and provides buffet catering services for private functions as well as ancillary delivery services. Since 2019, the Group has introduced smart incubators where prepared meals are placed in them for collection by the customer. The smart incubators are the Company’s custom-made compartmentalized, heated and insulated food vending lockers which are used to deliver budget prepared meals to customers in a secured, hygienic, contactless manner at a pre-set temperature.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

Sarah Loh
The Chief Financial Officer
Telephone +65-93801488
sarah.loh@premium-catering.com.sg